Exhibit 99.1

24 October 2022

Tremor International Ltd
("Tremor" or the "Company")

Director Dealings Pursuant to Previously Established Non-Discretionary Plans to Trade Under Rule 10b-5

Tremor International Ltd. (AIM/NASDAQ: TRMR) ("Tremor" or the "Company"), a global leader in Video, Data, and Connected TV ("CTV") advertising offering an end-to-end technology platform that enables advertisers to optimize their campaigns and media partners to maximize yield on their digital advertising inventory, announces that, pursuant to previously established non-discretionary plans to trade in the Company's Ordinary Shares in accordance with the terms of Rule 10b5-1 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Rule 10b5-1 Plans”), Ofer Druker, the Company’s Chief Executive Officer, has sold shares (the “Share Sale”) of NIS0.01 each in the capital of the Company, in order to cover the tax obligations triggered by the vesting of RSUs and PSUs announced on 22 September 2022 and 12 October 2022. Full details of the Share Sale are detailed in the table below.

Pursuant to the previously established non-discretionary Rule 10b5-1 Plans, Ofer Druker, Chief Executive Officer, and Yaniv Carmi, Chief Operating Officer, are expected to sell in the future a further portion of such newly issued Ordinary Shares to cover their tax obligations triggered by the vesting of the RSUs and PSUs announced on 22 September 2022 and 12 October 2022. Once such sales of Ordinary Shares occur under the non-discretionary Rule 10b5-1 Plans, such dealings will be reported.

Director	Position	Ordinary Shares Sold	Share Sale Price	Resultant Holding	% of total voting rights
Ofer Druker	Chief Executive Officer	23,556 9,666 9,754 7,766	$3.85 $3.79 $3.85 $3.86	4,103,845	2.81%

For further information please contact:

Tremor International Ltd. Billy Eckert, Senior Director Investor Relations	ir@tremorinternational.com
KCSA (US Investor Relations) David Hanover	tremorir@kcsa.com
Vigo Consulting (UK Financial PR and Investor Relations) Jeremy Garcia Kate Kilgallen	tremor@vigoconsulting.com Tel: +44 20 7390 0230
finnCap Ltd Jonny Franklin-Adams / Charlie Beeson (Corporate Finance) Tim Redfern / Charlotte Sutcliffe (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit  www.tremorvideo.com

Amobee optimizes outcomes for advertisers and media companies, while providing a better consumer experience. Its platform assists customers by furthering their audience development, optimizing their cross-channel performance across all TV, connected TV, and digital media, and driving new customer growth through detailed analytics and reporting. To learn more, visit www.amobee.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit  www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ: (TRMR).
For more information, visit:  https://www.tremorinternational.com/

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ofer Druker
2.	Reason for the Notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Tremor International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$3.85 $3.79 $3.85 $3.86	23,556 9,666 9,754 7,766
d)	Aggregated information: • Aggregated volume • Price	50,742 Ordinary Shares $194,985.66
e)	Date of the transaction	18 October 2022 19 October 2022 20 October 2022 21 October 2022
f)	Place of the transaction	NASDAQ Global Market